Delisting Determination,The Nasdaq Stock Market, LLC,
February 17, 2009, Introgen Therapeutics, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Introgen Therapeudics, Inc.
(the Company), effective at the opening of the trading session on February 27, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule 4450(b)(01). The Company was notified of the Staffs determination on September 4, 2008.
The Company requested a review of the
Staffs determination before the Listing
Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel transferred the Company's securities to the Nasdaq
Capital Market conditioned upon the Company's showing compliance with Marketplace Rule 4310(c)(02) by March 3, 2009. ON December 4, 2008, the Company notified the Panel that it had filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code and would be unable to reestablish compliance with the Nasdaq listing standards. On December 5, 2008, the Panel notified the Company that it had determined to delist the Company's securities and that trading in the Companys securities would suspended on December 5, 2008.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing
Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on January 20, 2009.